UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                        COLORADO WYOMING RESERVE COMPANY

                        --------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   628652109
                                 --------------
                                 (CUSIP Number)


                                 MARCH 2, 1998
                                 -------------
            (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]      Rule 13d-1(b)
        [X]    Rule 13d-1(c)
        [ ]      Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 628652109                SCHEDULE 13G                      PAGE 2 OF 4
--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Sayed Consulting, Inc. - IRS# 88-0305801

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

                 5  SOLE VOTING POWER

NUMBER OF             300,000 shares (See: Item 4.)
SHARES
BENEFICIALLY     6  SHARED VOTING POWER
OWNED BY
EACH             7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                300,000 shares (See: Item 4.)
WITH
                 8  SHARED DISPOSITIVE POWER

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         300,000 shares (See: Item 4.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]
         (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Approximately 11.2% based upon 2,417,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the additional 250,000 option shares to be issued as described in Item 4.

12  TYPE OF REPORTING PERSON (See Instructions)

         CO

CUSIP NO. 628652109               SCHEDULE 13G                       PAGE 3 OF 4
--------------------------------------------------------------------------------

Item 1.

        (a)    Name of Issuer: COLORADO WYOMING RESERVE COMPANY

        (b)    Address of Issuer's Principal Executive Offices:

               751 HORIZON COURT, SUITE 705, GRAND JUNCTION, CO 81506

Item 2.

        (a)    Name of Person Filing: SAYED CONSULTING, INC.

        (b)    Address of Principal Business Office or, if none, Residence:

               1370 S. VALLEY VISTA DRIVE, SUITE 125, DIAMOND BAR, CA 91765

        (c)    Citizenship: NEVADA CORPORATION

        (d)    Title of Class of Securities: COMMON STOCK, $.01 PAR VALUE

        (e)    CUSIP Number: 628652109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               NOT APPLICABLE

Item 4. Ownership

        (a)    Amount Beneficially Owned: 300,000 SHARES **

        (b)    Percent of Class: 11.2%  ***

        (c)    Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 300,000 SHARES

                 (ii) Shared power to vote or to direct the vote:

                (iii) Sole power to dispose or to direct the disposition of:

                         300,000 SHARES

                  iv) Shared power to dispose or to direct the disposition of:


----------

** Includes 50,000 shares registered under a Form S-8, an option to purchase 50,000 shares at an exercise price of $1.00 per share which expires March 31, 1998, and an option to purchase 200,000 shares at an exercise price of $1.75 per share, which expires at midnight on January 29, 2008.

*** Based upon 2,417,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the additional 250,000 option shares to be issued as described in Item 4.

CUSIP NO. 628652109                SCHEDULE 13G                      PAGE 4 OF 4
--------------------------------------------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          WASEEM A. SAYED IS PRESIDENT OF SAYED CONSULTING, INC. AND OWNS 100% OF THE OUTSTANDING SHARES.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9.   Notice of Dissolution of Group:

          NOT APPLICABLE

Item 10.  Certification:

          BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE
AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.




                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1998                 SAYED CONSULTING, INC.

                                               By:  /S/ WASEEM A. SAYED
                                                  -----------------------------
                                                    Waseem A. Sayed, Ph.D.
                                                    President